LoxSmith
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Food Sales	109,100.87
Total Income	109,100.87
Cost of Goods Sold	
Bagel Supplies	28,453.83
Cafe Supplies	18,031.34
Subcontractor	1,027.50
Total COGS	47,512.67
Gross Profit	61,588.20
Expense	
Advertising and Promotion	368.35
Business License and Permits	602.30
Business Tax Expense	17.54
Business Travel	
Fare	1,101.39
fuel	667.62
Lodging	1,444.81
Parking	196.09
Tolls	326.50
Travel Meals	508.83
Business Travel - Other	55.00
Total Business Travel	4,300.24
Charges and Fees	
Bank Service Charges	4,995.62
Fees Venmo	3.53
Merchant Account	4,039.31
Charges and Fees - Other	1,663.62
Total Charges and Fees	10,702.08
Charitable Contributions	52.14
Computer and Internet Expenses	1,256.84
Insurance Expense	1,262.00
Meals and Entertainment	9,871.26
Office Supplies	29.00
Payroll Expenses	
Tax	3,269.95
Total Payroll Expenses	3,269.95
Postage and Delivery	597.06
Professional Fees	
Accounting	900.00
Research	355.00
Total Professional Fees	1,255.00
Rent Expense	4,300.00
Repairs and Maintenance	261.27
Supplies	5,265.19
Telephone Expense	728.73
Wages	
Server	42,744.46
Wages - Other	0.00
Total Wages	42,744.46
Total Expense	86,883.41
Net Ordinary Income	-25,295.21

LoxSmith
Profit & Loss
January through December 2021

	Jan - Dec 21
Other Income/Expense	
Other Income	
interest Income	1,823.01
Total Other Income	1,823.01
Net Other Income	1,823.01
Net Income	**-23,472.20**

LoxSmith
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Bank of America 8232	570.87
Bank of America Checking 2812	-528.08
Bank of America Checking 7173	2,896.23
Bank of America Savings 8607	-2,202.76
Cash	1,866.12
PayPal	2,547.96
Total Checking/Savings	5,150.34
Other Current Assets	
Venmo	10,512.14
Website	460.00
Total Other Current Assets	10,972.14
Total Current Assets	16,122.48
Fixed Assets	
Kitchen Equipment	2,267.10
Total Fixed Assets	2,267.10
TOTAL ASSETS	**18,389.58**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Visa 2826	-17,165.49
Total Credit Cards	-17,165.49
Other Current Liabilities	
Payroll Tax Payable	2,480.23
Sales Tax Payable	10,980.87
Tips Bodega	20,208.02
Total Other Current Liabilities	33,669.12
Total Current Liabilities	16,503.63
Long Term Liabilities	
Legend Advance Funding	14,157.88
Total Long Term Liabilities	14,157.88
Total Liabilities	30,661.51
Equity	
Opening Balance Equity	-2,132.92
Owner Draw and Contributions	-93,465.23
Retained Earnings	106,798.42
Net Income	-23,472.20
Total Equity	-12,271.93
TOTAL LIABILITIES & EQUITY	**18,389.58**

LoxSmith
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-23,472.20
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Venmo	-17,194.85
Website	-460.00
Visa 2826	-19,342.76
Payroll Tax Payable	2,480.23
Sales Tax Payable	10,697.28
Tips Bodega	20,208.02
Net cash provided by Operating Activities	-27,084.28
INVESTING ACTIVITIES	
Kitchen Equipment	-2,267.10
Net cash provided by Investing Activities	-2,267.10
FINANCING ACTIVITIES	
Legend Advance Funding	14,157.88
Owner Draw and Contributions	38,906.23
Owner Draw and Contributions:Apple Cash	5,526.25
Owner Draw and Contributions:Coinbase	-3,921.10
Owner Draw and Contributions:Owner Draw	-59,802.07
Owner Draw and Contributions:Personal Expenses	-445.46
Owner Draw and Contributions:Personal Expenses:Medical	-1,030.72
Owner Draw and Contributions:Visa 3354	-11,382.00
Owner Draw and Contributions:Voyager DB	50,056.25
Net cash provided by Financing Activities	32,065.26
Net cash increase for period	2,713.88
Cash at beginning of period	2,436.46
Cash at end of period	**5,150.34**